Exhibit 1

Level 18, 275 Kent Street
Sydney, NSW, 2000

ASX Release

28 April 2021

Westpac and Shine Lawyers Settle Class Action

Westpac Group has agreed to settle a class action relating to premiums paid for certain insurance policies taken out with Westpac Life Insurance Services Limited between 2011 and 2017.

The settlement is capped at $30m and remains subject to approval by the Federal Court of Australia.

The Group has resolved this matter without any admission of liability.

The proceedings were filed in the Federal Court of Australia in October 2017 by Shine Lawyers.

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For further information:

Lisa Parrett
Media Relations
0432 933 796

Andrew Bowden
Head of Investor Relations
0438 284 863

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.

WESTPAC BANKING CORPORATION ABN 33 007 457 141